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October 23, 2020

CONFIDENTIAL

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Laura Veator, Staff Accountant

Re:	Motorsport Gaming US LLC
Draft Registration Statement on Form S-1 (the “Registration Statement”)
Submitted September 8, 2020
CIK No. 0001821175

Dear Ladies and Gentlemen:

On behalf of Motorsport Gaming US LLC (the “Company”), enclosed is a copy of Confidential Draft Submission No. 2 to the above-referenced Registration Statement (“Draft Submission No. 2”), as confidentially submitted with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof. For your convenience, we are also delivering to you a copy of Draft Submission No. 2 marked to show changes from Confidential Draft Submission No. 1 to the above-referenced Registration Statement submitted to the Commission on September 8, 2020.

The changes reflected in Draft Submission No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated October 5, 2020 (the “Comment Letter”). Draft Submission No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in Draft Submission No. 2. All references to page numbers in the Company’s responses below correspond to the page numbers in Draft Submission No. 2.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	You highlight both your gaming and esports segments in the summary. We also note that for the fiscal year ended December 31, 2019, your esports segment accounted for less than 1% of your revenue. Please balance your summary disclosure by highlighting, if true, that you currently generate substantially all of your revenue from your gaming revenue.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 1, 52 and 64 in Draft Submission No. 2 in accordance with the Staff’s comment to highlight that the Company currently generates substantially all of its revenue from sales of its racing video games.

2.	On page 1, you disclose that you have obtained, or are in the process of obtaining, the exclusive licenses to develop multi-platform games for Le Mans and the British Touring Car Championship. As other disclosures appear to indicate that you have not yet obtained the Le Mans license, please revise to clarify that this is the license that you are currently in the process of obtaining. Additionally, please disclose an estimate of when you expect to enter into this license agreement and whether there is a material risk that you will be unable to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 1, 2, 4, 52, 54, 64, 65, 67, 76 and 80 in Draft Submission No. 2 in accordance with the Staff’s comment, including to clarify that the Company has not yet obtained the exclusive Le Mans license and is currently in the process of obtaining it. The Company further advises the Staff that, to the Company’s knowledge, there is no material risk that the Company will be unable to obtain the exclusive Le Mans license, and the Company currently expects to enter into such exclusive license agreement in the fourth quarter of 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Trends and Factors Affecting Our Business, page 54

3.	You disclose that you derived most of your revenue from the sale of products made for video game consoles, which comprised 85% of your net revenue by product platform for the fiscal year ended December 31, 2019. Please revise to disclose the other product platforms - such as mobile devices - on which you offer your games, the percentage of revenue each product platform accounted for each year presented in your financial statements and the reasons for material changes between periods. Similarly, revise to disclose the percentage of revenue of each distribution channel for the years presented in your financial statements and the reasons for any material changes between periods.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 54 in Draft Submission No. 2 in accordance with the Staff’s comment to disclose the other platforms on which the Company offers its games and the percentage of revenue each platform accounted for in such fiscal years. Because the amount of revenue earned by the Company on each platform was largely static for the years ended December 31, 2019 and 2018, the Company did not include language explaining the reasons for any material changes between periods.

Results of Operations, page 57

4.	Tell us how you considered presenting a supplemental pro forma presentation of your results of operations for the year ended December 31, 2018, assuming the 704 acquisition had occurred on January 1, 2018. In this regard, it does not appear appropriate to merely combine information for the predecessor and successor periods for 2018 without also reflecting relevant pro forma adjustments as provided for in Article 11 of Regulation S-X or ASC 805.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 11, 51 and 57 through 61 of Draft Submission No. 2 to include (a) a supplemental pro forma presentation of its results of operations for the year ended December 31, 2018, assuming the acquisition of 704Games had occurred on January 1, 2018, and (b) a discussion of the historical consolidated results of operations for the successor periods ended December 31, 2019 and December 31, 2018.

Revenues, page 58

5.	You disclose that your decrease in Gaming revenues in 2019 as compared to 2018 was primarily due to a lower volume of sales of NASCAR Heat 4 in 2019 versus sales of NASCAR Heat 3 in 2018. Please revise your disclosures to clarify the underlying reasons and any known trends relating to this decrease in sales. Additionally, to the extent material, please revise to disclose the number of sales of each games in each period.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 58 in Draft Submission No. 2 in accordance with the Staff’s comment to clarify the reason for the lower sales of the Company’s NASCAR Heat 4 game in 2019 versus sales of the Company’s NASCAR Heat 3 game in 2018, as well the sales for each game in the periods discussed.

Loss on Impairment of Goodwill, page 60

6.	You disclose that you recognized a loss on impairment of goodwill of $575,015 primarily due to decreased revenue projections formulated at December 31, 2019. Clarify your disclosures to describe the factors that have changed resulting in the decreased revenue projections.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 60 and F-19 of Draft Submission No. 2 to outline the factors that resulted in the Company’s decreased revenue projections.

Business, page 64

7.	Here, and throughout your prospectus, you describe your agreements with various racing series, including NASCAR, Le Mans and the World Endurance Championship and the British Touring Car Championship. Disclosure in this section only lists your current video game catalog as including NASCAR games and a risk factor on page 17 notes that the NASCAR Heat franchise accounted for approximately 99% of your net revenues for the years ended December 31, 2019 and 2018. Please revise your disclosure to clarify whether you currently offer games outside of your NASCAR Heat franchise. If these games are not yet commercially available, please revise to disclose the developmental status and anticipated launch dates of these games.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 5, 54, 69 and 71 in Draft Submission No. 2 in accordance with the Staff’s comment to clarify when games outside of the Company’s NASCAR Heat franchise will become commercially available.

Product Development and Support, page 77

8.	You disclose that you rely on third-party software developers from time to time. Please tell us whether you have any material agreements with third-party developers and, if so, revise to disclose the material terms of these agreements.

Response:

The Company advises the Staff that it has an entered into a Software Development and License Agreement, dated May 19, 2020, with Studio397 B.V., a third-party software developer, which the Company deems to be a material agreement. This agreement will be filed as Exhibit 10.19 to the Registration Statement. The Company further notes to the Staff that it has revised the disclosure on page 78 of Draft Submission No. 2 to disclose the material terms of this agreement.

Description of Capital Stock

Exclusive Forum, page 101

9.	We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure that nothing in your bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court. Please state clearly whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 42 and 101 of Draft Submission No. 2 in accordance with the Staff’s comment to clarify that the Company’s certificate of incorporation and bylaws will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against the Company or any of its directors, officers, employees or agents arising under the Securities Act. The Company has also revised the disclosure to reflect that the choice of forum provision in the Company’s certificate of incorporation and bylaws requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Additionally, the Company has revised the disclosure to state that there is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. The Company has further noted in the disclosure that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company further advises the Staff that the exclusive forum provision contained in the Company’s certificate of incorporation and bylaws will clearly reflect such matters accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies
Accounts Receivable, page F-10

10.	Your disclosure indicates that your sales allowances for the Successor Periods ending December 31, 2019 and 2018 were $2,483,147 and $1,782,403, respectively. However, your disclosure on page F-3 indicates that your sales allowances were $1,891,681 and $1,836,598 as of December 31, 2019 and 2018, respectively. Please revise or advise. Further, tell us why these allowances are not recorded as liabilities. Refer to ASC 606-10- 35-10 and 55-23.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages F-10 and F-14 of Draft Submission No. 2.

In addition, the Company respectfully acknowledges the Staff’s question regarding classification of sales allowances on its balance sheet. The Company sells its console-based video games sold as physical discs through a single distributor. Based on the terms of its contract with the distributor and in accordance with ASC 606-10-32-10 and ASC 606-10-55-23, the Company is not required to recognize a refund liability as it does not receive consideration from a customer that includes a portion of any payment that it expects to be required to refund. Furthermore, based on the Company’s historical experience, the Company does not deem it probable that it would be subject to a refund liability. Instead, as disclosed on page F-14, the Company recognizes a sales allowance classified on the balance sheet as a contra-asset in accordance with ASC 606 (see Example 23 of ASC 606-10-55-208 through 606-10-55-212) in order to recognize its variable consideration in the form of price protection provided to its distributor.

Goodwill and Intangible Assets, page F-11

11.	Tell us why the amortization of your license agreement and software is not included in cost of sales. Further, tell us the factors you considered in determining the useful lives of your license agreement and software to be 16 years and 10 years, respectively. Refer to ASC 350-30-35-3. Disclose the license agreement terms including renewal provisions.

Response:

The Company respectfully acknowledges the Staff’s comment and, in accordance with ASC 985-20-45-1, has revised its disclosures of Draft Submission No. 2 to include amortization of its license agreements and software in cost of revenues as well as to disclose the terms of its license agreements, including renewal provisions, on page F-11. Management determined that the reclassification adjustment was not material to its previously issued financial statements in accordance with SAB 99 and SAB 108.

In addition, the Company respectfully acknowledges the Staff’s question regarding factors it considered in determining the useful lives of its license agreement and software to be 16 years and 10 years, respectively. With respect to the Company’s license agreement, the arrangement provides for a commitment by both parties to participate in exclusive negotiations to renew the license, beginning March 1, 2028, and lasting for a period of at least 90 days. In accordance with ASC 350-30-35-3, given (i) the Company’s expected use of the asset in generating revenue by selling products under the license agreement and the Company’s expected future cash flows from the license agreement, (ii) the contractual provisions found within the agreement and (iii) the expected ability to renew the license agreement, the Company determined that the estimate of the useful life of 16 years of such license agreement was appropriate. With respect to the Company’s software, in accordance with ASC 350-30-35-3, given that the Company’s research and experience has indicated that hardware platforms and consoles have approximately a 10 year life span, the Company determined that the estimate of the useful life of 10 years was appropriate.

Revenue Recognition, page F-12

12.	Tell us how you determined your obligations to provide future update rights and online hosting are immaterial and why these are not accounted for as separate performance obligations. Clarify the nature of the hosting services and upgrade rights that you provide to customers and over what periods these services are provided.

Response:

The Company respectfully acknowledges the Staff’s comment regarding how the Company determined its obligations to provide future update rights and online hosting are immaterial and why these are not accounted for as separate performance obligations. The Company is not currently required to provide hosting or future update rights as part of its contracts. Once a game title has been released by the Company, other than providing minor bug fixes from time-to-time (which it determined did not represent a material component of the transaction price since the time spent on bug fixes was not material), the Company does not continue to provide service and/or support specific to that particular release. Accordingly, the Company determined that, at this time, neither future update rights nor online hosting represent separate performance obligations under its contracts with customers. The Company has updated its disclosures on page F-12 to add clarification of this assessment.

13.	Clarify your revenue recognition policies with respect to the sale of virtual currencies. Clarify how customers use the virtual currency and if revenue is deferred until the virtual currency is used by the customer to purchase goods or services. Describe your performance obligations with respect to the sale of virtual currencies and subsequent purchases by customers and how you determine when customers obtain control.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page F-12 of Draft Submission No. 2 to clarify its revenue recognition policies with respect to the sale of virtual currencies.

14.	Describe the nature of the downloadable extra content, how customers receive the benefit of the content, and over what period they receive any on-going benefits. Clarify your obligations with respect to providing any on-going services relating to these benefits and how you determine when customers obtain control. Also, please indicate if you are required to provide any hosting services in connection with the downloadable content and how you considered this in your revenue recognition policies.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page F-12 of Draft Submission No. 2 to clarify its revenue recognition policies with respect to the sale of downloadable extra content. Additionally, as noted above, the Company is not currently required to provide hosting or future update rights as part of its contracts, including with respect to downloadable extra content.

15	To the extent material in future periods, please clarify your revenue recognition policies with respect to Esports. Clarify the nature of these services and your specific performance obligations. Describe the period of time over which the event takes place and how you determined when customers obtain control.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page F-12 of Draft Submission No. 2 to clarify its revenue recognition policies with respect to esports.

Note 3 - Business Combinations, page F-16

16.	Please clarify your accounting for the acquisition, including whether the estimated fair value of the delayed consideration was recorded as a liability in your balance sheet as of the acquisition date and subsequently revalued at each reporting date, and how you accounted for any changes in fair value. Describe how you estimated the fair value of the delayed consideration as of each reporting date. We refer you to ASC 805-30-25-5. Please also indicate if the fair value of identified net assets acquired that you include in your disclosure reflects the assets and liabilities that you recorded as of the acquisition date. If not, please disclose the fair value of assets and liabilities recorded as of the acquisition date. Cite the authoritative accounting literature upon which you relied in accounting for this acquisition.

Response:

The Company respectfully acknowledges the Staff’s comment regarding how the Company accounted for the acquisition of 704Games.

The Company relied on ASC 805 in accounting for the acquisition. Accordingly, the estimated fair value of the Delayed Consideration was recorded as a liability on the balance sheet of Motorsport Games as of the acquisition date. Furthermore, while the Delayed Consideration was recorded as a liability on the balance sheet of Motorsport Games, it was recorded as an asset on the balance sheet of 704Games and, accordingly the Delayed Consideration was eliminated in consolidation, including the consolidated balance sheet as of December 31, 2018. The purchase price allocation was completed and the fair value of the Delayed Consideration was recorded at estimated fair value. The changes in fair value of the Delayed Consideration subsequent to the acquisition date, including at each reporting date, have also been eliminated in consolidation.

17.	Clarify why you consider the In-Kind Consideration to be part of the business combination and included in purchase consideration. In this regard, your disclosure indicates that this consideration relates to your agreement to provide advertising, promotional and other services to 704Games valued at $4,000,000 during the 48 months following the transaction. As such, these services appear to be primarily for the benefit of the combined entity, rather than primarily for the benefit of the acquiree or its formers owners and, therefore, appear to be a separate transaction. Refer to ASC 805-10-25-21.

Response:

The Company respectfully acknowledges the Staff’s comment regarding how the Company concluded that the In-Kind Consideration was part of the business combination and included in its purchase consideration.

In accordance with ASC 805-10-25-21, the Company evaluated the Delayed Consideration, including the In-Kind Consideration, and determined that it represented contingent purchase consideration based on the following:

●	The Delayed Consideration was considered contingent consideration because it was contingent on 704Games achieving a minimum of $15,574,000 (“Expected Revenue”) in revenues for the 2018 calendar year. If the Expected Revenue was less than $15,574,000, the Delayed Consideration amount was to be automatically adjusted by reducing the Delayed Consideration amount dollar-for-dollar for the actual dollar difference between the Expected Revenue and the actual revenue of 704Games for the 2018 calendar year, with such reduction to be made first to the 2019 Payment and thereafter, if the 2019 Payment was reduced to zero, to the In-Kind Consideration.

●	The In-Kind Consideration was not related to the settlement of preexisting relationships between Motorsport Games and 704Games, the compensation of employees or former owners of 704Games or the reimbursement of Motorsport Games’ acquisition costs.

●	The total consideration was negotiated and agreed upon by a willing buyer and sophisticated sellers (who all maintained a lower level of ownership post transaction) to benefit all shareholders of 704Games on a go-forward basis.

18.	Please further clarify the nature of the 2019 payment and whether the former owners were required to provide employment or other services in order to receive the payment. Tell us how you considered ASC 805-10-25-21 in accounting for these payments. Further, please clarify your disclosures to indicate whether this payment has subsequently been settled and for what amount.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the nature of the 2019 Payment and whether the former owners were required to provide employment or other services in order to receive the payment. The Company respectfully directs the Staff to its response to Comment 17 above as the 2019 Payment is a component of the Delayed Consideration. Accordingly, in accordance with ASC 805-10-25-21, since the 2019 Payment did not represent compensation to the employees or former owners of 704Games for future services, nor were employment or other services required in order receive the 2019 Payment, the Company determined that the 2019 Payment represented contingent purchase consideration. Lastly, the Company has clarified its disclosures on page F-16 to indicate that the 2019 Payment was subsequently paid by Motorsport Games in 2019 in the amount of approximately $1,660,000.

Note 10 – Commitments and Contingencies

Joint Venture Agreement, page F-23

19.	Your disclosure states that your investment in Le Mans generated a loss of $608,656 for the year ended December 31, 2019 and that as of December 31, 2019 you have a payable of $124,321 to Le Mans. Your statement of cash flows on page F-7 indicates that you paid $484,335 for the acquisition of this investment. Clarify your disclosure to describe the nature of the $124,321 payable and the additional losses. Further, please clarify your obligations to fund additional capital contributions or operating losses.

Response:

The Company respectfully acknowledges the Staff’s comment regarding its investment in Le Mans. With respect to the Company’s investment in Le Mans, during the year ended December 31, 2019, the Company’s share of the Le Mans loss during the same period was $608,656, of which $484,335 was paid by the Company during 2019, such that $124,321 was payable to Le Mans as a result of the Company’s proportionate share of the Le Mans loss.

Pursuant to the joint venture agreement, each joint venture partner is jointly and severally liable for the fulfillment of the joint venture’s obligations. Additionally, both joint venture partners hold proportional voting rights, and Automobile Club de l’Ouest appoints 3 board seats and the Company appoints 2 board seats. The Company, along with its joint venture partner, Automobile Club de l’Ouest, discuss and approve a budget for the joint venture on an annual basis. To the extent there is a loss for such year, the Company would be required to fund its proportionate share.

General

20.	Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response:

Neither the Company nor anyone authorized on the Company’s behalf has provided any written communications in reliance on Section 5(d) of the Securities Act to potential investors. The Company will supplementally provide the Staff with any such written communications of which it becomes aware.

Supplemental Information

In addition to the above responses, the Company supplementally advises the Staff of the following:

●	Corporate conversion timing. The Company advises the Staff that it intends to effect the corporate conversion to convert the Company from a Florida limited liability company to a Delaware corporation immediately prior to the effectiveness of the Registration Statement. Further, the Company has revised the disclosure in Draft Submission No. 2 to clarify the timing of the corporate conversion.

●	Named Executive Officer determination. The Company advises the Staff that, in accordance with Item 402(m)(2) of Regulation S-K, it determined that Stephen Hood, who has served as the Company’s President since April 2019, was the only “named executive officer” for fiscal year 2019. As of December 31, 2019, the Company did not have any other executive officers. Dmitry Kozko, the Company’s Chief Executive Officer, and Jonathan New, the Company’s Chief Financial Officer, were appointed to their respective positions with the Company in January 2020. Accordingly, Messrs. Kozko and New were not named executive officers of the Company for fiscal year 2019 but will be for fiscal year 2020.

●	Additional information regarding controlling person of Motorsport Network, LLC. The Company advises the Staff that it has revised the disclosure on pages 6 and 70 in Draft Submission No. 2 to include additional information regarding Mike Zoi, the manager of Motorsport Network, LLC.

* * *

If you have any additional questions or comments, please feel free to contact me directly at (714) 427-7442 (email: spavluk@swlaw.com) with any questions.

Very truly yours,

/s/ Serge Pavluk
Serge Pavluk
of Snell & Wilmer L.L.P.

cc:	Dmitry Kozko, Chief Executive Officer, Motorsport Gaming US LLC
Jonathan New, Chief Financial Officer, Motorsport Gaming US LLC
Kevin Zen, Esq., Snell & Wilmer L.L.P.
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP